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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   FORM 8-A/A
                                (AMENDMENT NO. 1)


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------


                          TOREADOR ROYALTY CORPORATION
             (Exact name of registrant as specified in its charter)




         Delaware                                     75-099164
(State of incorporation)                 (I.R.S. employer identification number)

       530 Preston Commons West
          8117 Preston Road                             75225
            Dallas, Texas                             (Zip Code)
(Address of principal executive offices)




        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         The Securities Act registration statement file number to which this form relates: (if applicable)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Preferred Stock Purchase Rights
                                (Title of Class)


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         On June 24, 1995, Toreador Royalty Corporation (the "Company") amended the Rights Agreement dated April 3, 1995 between the Company and Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agreement"), to increase the triggering percentage under the Rights Agreement from 20% to 22%, and to incorporate an exception for certain "Qualifying Offers." Under the "Qualifying Offer" exemption, a person that acquires beneficial ownership of 22 percent or more of the shares of Common Stock then outstanding pursuant to a "Qualifying Offer" will not trigger the rights issued under the Rights Agreement. Triggering of the rights as a result of a person acquiring a 22 percent or greater position normally results in dilution of the acquiring person's ownership (unless the Board has taken action to redeem the rights or otherwise make them inapplicable). The amendment specifically exempts any group formed among all of the parties to that certain Stockholder Agreement dated June 25, 1998, by and among the Gralee Persons (as defined therein), the Dane Falb Persons (as defined therein) and certain other stockholders of the Company, from triggering the rights issued under the Rights Agreement. The Rights Agreement has also been amended to require the approval of at least 70 percent of the members of the entire Board of Directors to redeem the rights or amend the Rights Agreement.

         To reflect these amendments, Items 1 and 2 of the Registration Statement on Form 8-A filed by the Company with the Securities and Exchange Commission on April 10, 1995 are hereby amended to read in their entirety as follows:

Item 1.  Description of Registrant's Securities to be Registered:

         On April 3, 1995, the Board of Directors of Toreador Royalty Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.15625 per share (the "Common Shares"), of the Company. The dividend is payable on April 13, 1995 (the "Record Date") to the stockholders of record of the Common Shares on that date. When the Rights become exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $12 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of the close of business on (i) the tenth day after the date a person (an "Acquiring Person") (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any subsidiary of the Company) alone or together with affiliates and associates, has become the beneficial owner of 22% (or such lower threshold as may be established by the Board of Directors) or more of the outstanding Common Shares, other than pursuant to a Qualifying Offer (as hereinafter defined) or (ii) the tenth business day after the date (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) of the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in

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the beneficial ownership by a person or group (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any subsidiary of the Company) of 22% (or such lower threshold as may be established by the Board of Directors) or more of such outstanding Common Shares (the earlier of (i) or (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. Notwithstanding anything contained in the Rights Agreement to the contrary, any group formed among all the parties to that certain Stockholder Voting Agreement dated as of June 25, 1998, by and among the Gralee Persons (as defined therein), the Dane Falb Persons (as defined therein) and certain other stockholders of the Company, shall not be deemed an Acquiring Person.

         A "Qualifying Offer" is defined in the Rights Agreement to mean an all-cash tender offer for all outstanding Common Shares which meets all of the following requirements:

                  (i) Fully Financed. The offeror must, prior to or upon commencing the offer, (A) have reasonably demonstrated to the Board of Directors that the offeror has then available and has irrevocably committed in writing to the Company to utilize for purposes of the offer if consummated, and to set apart and maintain available for such purposes until the offer is consummated or withdrawn, cash or cash equivalents in an amount which will be sufficient to pay for all Common Shares outstanding on a fully diluted basis and all related expenses, or (B) have provided the Company firm written commitments from responsible financial institutions, accepted by the offeror, to provide funds for the offer which, when added to other funds of the offeror available and committed to be used for purposes of the offer if consummated, will be sufficient to pay for all Common Shares outstanding on a fully diluted basis and all related expenses. The terms of the financing commitments must be subject only to customary terms and conditions, which may not include (x) conditions requiring access by the financial institutions to non-public information to be provided by the Company, (y) conditions based on the accuracy of any information concerning the Company other than such as would be the subject of representations in a public financing by the Company, or (z) conditions requiring the Company to make any representations, warranties or covenants in connection with the financing.

                  (ii) Two-Thirds Requirement. The offeror must own, immediately after consummating the offer, at least two-thirds of the then outstanding Common Shares not beneficially owned by the offeror prior to making the offer.

                  (iii) 30 Percent Premium. The price per share offered in the offer must be at least 30 percent above the average closing price of the Common Shares for the 20 consecutive trading days ending on the fourth trading day preceding the commencement of the offer. If another tender offer is commenced during the pendency of a Qualifying Offer, the second, competing offer will constitute a Qualifying Offer if the per share price offered is at least 10 percent higher than the price offered in the first offer and the other

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         requirements for a Qualifying Offer are satisfied. In no event may the price per share offered in the initial or competing Qualifying Offer be less than $5.00.

                  (iv) Duration and Conditions. The offer must remain open for at least 60 business days and must be extended for at least 20 business days after the last increase in the price offered and after any bona fide higher alternative offer is made. The offer must be subject only to customary terms and conditions, which may in no event include any satisfaction of any conditions relating to the business, financial condition, results of operations or prospects of the Company other than such as are based on information publicly disclosed by the Company.

                  (v) Second Step Commitment. The offeror must irrevocably commit, prior to or upon commencement of the offer, (A) to consummate promptly upon completion of the offer an all-cash transaction whereby all Common Shares not tendered in the offer will be acquired at the same price per share paid pursuant to the offer, and otherwise not to purchase any Common Shares following completion of the offer, (B) that the offeror will not materially amend the terms of the offer (other than an increase in the price offered) and (C) that the offeror will not make an offer for any equity securities of the Company for six months after the commencement of the offer if the original offer does not result in the tender of the required minimum of two-thirds of the outstanding Common Shares, except in certain circumstances involving the making by an unrelated party of a competing offer which constitutes a Qualifying Offer under the provisions described in paragraph (iii) above.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier termination or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificate") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on April 13, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to

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prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding a regular quarterly cash dividend or a dividend payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         In the event that on or after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Stock Acquisition Date") the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (in one transaction or a series of transactions other than in the ordinary course of business), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of common shares of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price. In the event that any person, together with its affiliates and associates, becomes the beneficial owner of 22% (or such lower threshold as may be established by the Board of Directors) or more of the Common Shares then outstanding, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares of the Company having a market value of two times the Purchase Price. Under no circumstances may a Right be exercised following the occurrence of an event set forth in the preceding sentence prior to the expiration of the Company's right of redemption.

         At any time after any person becomes an Acquiring Person and prior to the acquisition by such person, together with its affiliates and associates, of beneficial ownership of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional

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Preferred Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the tenth day following the first public announcement of the existence of an Acquiring Person, the Company may, at its option, by approval of at least 70% of the members of the entire Board of Directors and with the concurrence of Continuing Directors (as hereinafter defined), redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Subject to certain conditions, the Company's right of redemption may be reinstated after the expiration of the ten-day redemption period if each Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding Common Shares in a transaction or series of transactions not involving the Company or any subsidiary of the Company. The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors (with concurrence of a majority of Continuing Directors) ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The term "Continuing Director" means a member of the Board of Directors of the Company who either was a member of the Board of Directors on the date of the Rights Agreement or who subsequently became a director of the Company and whose initial appointment, initial election or initial nomination for election by the Company's shareholders subsequent to such date was approved by a vote of a majority of the Continuing Directors then on the Board of Directors of the Company.

         The terms of the Rights may be amended by approval of at least 70% of the members of the entire Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by approval of at least 70 percent of the members of the entire Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote (other than with respect to the amendment of Rights in certain circumstances) or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company, other than pursuant to a Qualifying Offer, in a manner or on terms not approved by the Board of Directors. Because the Company's Board of Directors can redeem the Rights, the Rights should not interfere with any merger or business combination approved by the Board prior to an Acquiring Person's acquiring 22% or more of the Company's Common Shares.


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         A copy of the Rights Agreement and Amendment No. 1 thereto between the
Company and the Rights Agent specifying the terms of the Rights is attached as an Exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

         1. Amendment No. 1 to Rights Agreement dated as of June 25, 1998 between Toreador Royalty Corporation and Continental Stock Transfer & Trust Company, as Rights Agent.

         2. Rights Agreement, dated as of April 3, 1995, between Toreador Royalty Corporation and Continental Stock Transfer & Trust Company, which includes as Exhibit B the Form of Right Certificate (incorporated by reference to Registration Statement on Form 8-A of Toreador Royalty Corporation filed with the Securities and Exchange Commission on April 10, 1995 (Registration No. 0-2517).

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 1 to Form 8-A Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          TOREADOR ROYALTY CORPORATION




                                          By:/s/ John Mark McLaughlin
                                             -----------------------------------
                                             John Mark McLaughlin,
                                             Chairman of the Board and President


Date: June 30, 1998





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                                INDEX TO EXHIBITS




     EXHIBIT                       DESCRIPTION
     -------                       -----------
         1.       Amendment No. 1 to Rights Agreement dated as of June 25, 1998 between Toreador Royalty Corporation and Continental Stock
                  Transfer & Trust Company, as Rights Agent.

         2.       Rights Agreement, dated as of April 3, 1995, between Toreador
                  Royalty Corporation and Continental Stock Transfer & Trust
                  Company, which includes as Exhibit B the Form of Right
                  Certificate (incorporated by reference to Registration
                  Statement on Form 8-A of Toreador Royalty Corporation filed with the Securities and Exchange Commission on April 10, 1995
                  (Registration No. 0-2517).
